TetraLogic Pharmaceuticals Corporation
343 Phoenixville Pike
Malvern, PA 19355

December 10, 2013

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Jeffrey P. Riedler, Assistant Director

Re:                             TetraLogic Pharmaceuticals Corporation

Registration Statement on Form S-1

Filed October 18, 2013, as amended

Registration No. 333-191811

Dear Mr. Riedler:

TetraLogic Pharmaceuticals Corporation, a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-191811 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 4:00 p.m. Washington, D.C. time on December 11, 2013, or as soon thereafter as practicable.  In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•                  should the U.S. Securities and Exchange Commission (“Commission”) or its Staff (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Brian Korn of Pepper Hamilton LLP at (212) 808-2754.

Very truly yours,

TetraLogic Pharmaceuticals Corporation

By:	/s/ Pete A. Meyers
Name:	Pete A. Meyers
Title:	Chief Financial Officer and Treasurer